SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. )*

NORDSON CORPORATION

(Name of Issuer)

COMMON SHARES, WITHOUT PAR VALUE

(Title of Class of Securities)

655663 10 2

(CUSIP Number)

October 12, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d - 1(b)

☒ Rule 13d - 1(c)

☐ Rule 13d - 1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 655663 10 2	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Jane B. Nord

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	N/A	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF	5	SOLE VOTING POWER	2,237,213
SHARES
BENEFICIALLY	6	SHARED VOTING POWER	754,536
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER	2,237,213
REPORTING
PERSON WITH	8	SHARED DISPOSITIVE POWER	754,536

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,991,749

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.2%

12	TYPE OF REPORTING PERSON	IN

CUSIP No. 655663 10 2	13G	Page 3 of 5 pages

SCHEDULE 13G

Item 1(a).	Name of Issuer: Nordson Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

28601 Clemens Road
Westlake, Ohio 44145

Item 2(a).	Name of Person Filing: Jane B. Nord

Item 2(b).	Address of Principal Business Office or, if none, Residence:

P.O. Box 457
Oberlin, Ohio 44074

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common Shares, without par value

Item 2(e).	CUSIP Number: 655663 10 2

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________

CUSIP No. 655663 10 2	13G	Page 4 of 5 pages

Item 4.	Ownership:

(a)	Amount beneficially owned: 2,991,749*

(b)	Percent of class: 5.2% (Based upon 58,034,535 Common Shares issued and outstanding as of August 25, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 4, 2020).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,237,213

(ii)	Shared power to vote or to direct the vote: 754,536

(iii)	Sole power to dispose or to direct the disposition of: 2,237,213

(iv)	Shared power to dispose or to direct the disposition of: 754,536

*The number of Common Shares shown above as beneficially owned by Jane B. Nord includes the following Common Shares: (1) 2,237,213 Common Shares owned by the Jane B. Nord Grantor Trust, of which Jane B. Nord is the sole trustee, and (2) 754,536 Common Shares owned by Eric T. Nord Trusts, of which Jane B. Nord is a co-trustee.

Item 5.	Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Jane B. Nord and Jennifer A. Savage serve as co-trustees of Eric T. Nord Trusts with respect to 754,536 of the Common Shares covered by this Schedule and may be deemed to have shared voting power and shared investment power with respect to all of these shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable.

Item 8.	Identification and Classification of Members of the Group: Not Applicable.

Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 655663 10 2	13G	Page 5 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 21, 2020
Date

/s/ Jane B. Nord
Signature

Jane B. Nord
Name and Title